July 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (505)661-2284

Mr. William C. Enloe
President and Chief Executive Officer
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, NM 87544

Re: **Trinity Capital Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-50266

Dear Mr. Enloe:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Donald A. Walker
                                Senior Assistant Chief Accountant